                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)


                              Robert M. Hart, Esq.
                   Senior Vice President and General Counsel
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338


                               September 12, 1994
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


              Check the following box if a fee is being paid with this statement [x].

              CUSIP No. 802183103
                        ---------
              -----------------------------------------------------------------
              1.   Name of Reporting Person

                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              -----------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              -----------------------------------------------------------------
              3.   SEC Use Only

              -----------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              -----------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings is Required Pursuant
                   to Items 2(d) or 2(e)        .
                                         -------
              -----------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware
              -----------------------------------------------------------------

              Number of         7.   Sole Voting Power
              Shares                 9,799,800
              Beneficially           ------------------------
              Owned by          8.   Shared Voting Power
              Each Reporting         200,000
              Person with            ------------------------
                                9.   Sole Dispositive Power
                                     9,799,800
                                     ------------------------
                                10.  Shared Dispositive Power
                                     200,000
                                     ------------------------
              -----------------------------------------------------------------

              11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   9,999,800
              -----------------------------------------------------------------
              12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)        .
                                             -------
              -----------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   5.4%
              -----------------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)

                   CO
              -----------------------------------------------------------------

              Item 1.   Security and Issuer.
              ------    -------------------

                        This Statement on Schedule 13D (the "Schedule 13D")

              relates to shares of the Common Stock, par value $1.00 per share (the "Common Stock"), of Santa Fe Pacific Corporation,

              a Delaware corporation ("Santa Fe Pacific").  The address of

              Santa Fe Pacific's principal executive offices is 1700 East

              Golf Road, Schaumburg, Illinois, 60173-5860.


              Item 2.   Identity and Background.
              ------    -----------------------

                        This Schedule 13D is filed by Alleghany

              Corporation, a Delaware corporation ("Alleghany").  The

              address of the principal office of Alleghany is Park Avenue

              Plaza, New York, New York 10055.  Alleghany is engaged,

              through its subsidiaries Chicago Title and Trust Company

              ("CT&T"), Chicago Title Insurance Company ("Chicago Title"),

              Security Union Title Insurance Company ("Security Union") and

              Ticor Title Insurance Company ("Ticor Title") and their

              subsidiaries (including Ticor Title Guarantee Company

              ("Ticor Title Guarantee"), a subsidiary of Ticor Title), in the sale and underwriting of title insurance and in certain other financial services businesses.  Alleghany is also

              engaged, through its subsidiary Underwriters Reinsurance

              Company, in the property and casualty reinsurance business.

              In addition, Alleghany is engaged through its subsidiary

              Sacramento Savings Bank in retail banking, and, through its subsidiaries World Minerals Inc., Celite Corporation and

              Harborlite Corporation and their subsidiaries, in the

              industrial minerals business.  Alleghany conducts a steel

              fastener importing and distribution business through its

              Heads and Threads division.  In May 1994, Alleghany entered into an agreement providing for the sale of Sacramento

              Savings Bank to First Interstate Bank of California, which sale is expected to close in the fourth quarter of 1994.

                        Attached as Appendix I hereto, which appendix is

              specifically incorporated in this Item 2, is a list of the executive officers and directors of Alleghany and the persons who may be deemed to be controlling persons of Alleghany.

              Appendix I also contains, with respect to each such person,

              his or her residence or business address and his or her

              present principal occupation or employment and the name,

              principal business and address of any corporation or other organization in which such employment is conducted.  Each

              such person is a citizen of the United States.

                        As more fully described in Appendix I, as of

              September 14, 1994, F.M. Kirby, Chairman of the Board of

              Alleghany, Allan P. Kirby, Jr., a director of Alleghany, and their sisters Grace Kirby Culbertson and Ann Kirby Kirby were believed to own approximately 37 percent of the outstanding common stock of Alleghany.

                        During the last five years, neither Alleghany nor,

              to the best knowledge of Alleghany, any person listed in

              Appendix I has (i) been convicted in a criminal proceeding

              (excluding traffic violations or similar misdemeanors), or

              (ii) been a party to a civil proceeding of a judicial or

              administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.


              Item 3.   Source and Amount of Funds or Other Consideration
              ------    -------------------------------------------------

                        Funds used in making purchases of the Common Stock

              of Santa Fe Pacific were obtained from the working capital of

              Alleghany and its subsidiaries Chicago Title, Ticor Title,

              Ticor Title Guarantee and Security Union, and from borrowings made by Alleghany under its Revolving Credit Loan Agreement dated as of July 9, 1991, with Chemical Bank (the "Revolving

              Credit Facility"), which Revolving Credit Facility is listed as Exhibit 1 hereto.  As of the close of business on

              September 21, 1994, the amount borrowed under the Revolving

              Credit Facility to fund purchases of Common Stock of Santa Fe

              Pacific is $138 million, which constituted all outstanding indebtedness under the Revolving Credit Facility at that

              date.  Pursuant to the Revolving Credit Facility, Alleghany may make borrowings of up to $200 million aggregate principal amount at any one time outstanding.  Borrowings under the

              Revolving Credit Facility are unsecured.


              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        Alleghany's purchases of Common Stock reported

              herein were made to acquire an equity interest in Santa Fe

              Pacific as an investment.  Alleghany's present intention is to contribute a significant part of the shares of Common

              Stock of Santa Fe Pacific reported herein as owned directly by it to the investment assets of its Underwriters

              Reinsurance group.  Alleghany intends from time to time,

              depending upon market conditions, the state of affairs of

              Santa Fe Pacific and of the businesses in which it is engaged and other factors, to acquire, directly or indirectly through one or more of its insurance subsidiaries, additional shares of the Common Stock of Santa Fe Pacific, subject to

              applicable laws and to the availability of shares at prices deemed favorable by Alleghany.  Alleghany will continue to consider its equity interest in Santa Fe Pacific and reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances

              existing at any future date.

                        Except as set forth above, Alleghany has no present

              plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j)

              of Item 4 of Schedule 13D.


              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        (a)  As of the close of business on

              September 21, 1994, Alleghany beneficially owned 9,999,800 shares of the Common Stock of Santa Fe Pacific, or

              approximately 5.4% of the 186,523,992 outstanding shares of

              Common Stock of Santa Fe Pacific, as reported in Santa Fe

              Pacific's Quarterly Report on Form 10-Q for the six months ended June 30, 1994 as being outstanding at June 30, 1994.

                        (b)  Alleghany has the sole power to vote, or to

              direct the vote of, and sole power to dispose of or direct the disposition of, 9,799,800 shares of the Common Stock of

              Santa Fe Pacific disclosed in Item 5(a) above.

                        Alleghany has shared voting and investment power

              with respect to the following shares of the Common Stock of

              Santa Fe Pacific owned by subsidiaries of Alleghany:

                                                   Number of Shares of
                    Subsidiary and                   Common Stock of
              Address of Principal Office            Santa Fe Pacific
              ---------------------------          -------------------

              Chicago Title Insurance Company             124,000
                171 North Clark Street
                Chicago, Illinois 60601

              Ticor Title Insurance Company                46,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Ticor Title Guarantee Company                 9,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Security Union Title Insurance
                Company                                    21,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770


              Information concerning the principal business of each of

              Chicago Title, Ticor Title, Ticor Title Guarantee and

              Security Union is set forth in Item 2 above, and specifically incorporated in this Item 5.

                        (c) Information with respect to transactions

              effected in the Common Stock of Santa Fe Pacific during the past sixty days is set forth in Appendix II hereto, which

              appendix is specifically incorporated in this Item 5.

                        (d) No person other than Alleghany has the right to

              receive or the power to direct the receipt of dividends from,

              or the proceeds from the sale of, the shares of Common Stock of Santa Fe Pacific disclosed in Item 5(a) above, except as to those shares of the Common Stock of Santa Fe Pacific held by Chicago Title, Ticor Title, Ticor Title Guarantee and

              Security Union as described in subparagraph (b) of this

              Item 5.

                        (e)  Not Applicable.


              Item 6.   Contracts, Arrangements, Understandings or
              ------    ------------------------------------------
                        Relationships with Respect to Securities of the
                        -----------------------------------------------
                        Issuer.
                        ------

                        There are no contracts, arrangements,

              understandings or relationships (legal or otherwise) among the persons referred to in Item 2 or between such persons and any other person with respect to any of the securities of

              Santa Fe Pacific, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


              Item 7.   Material to be filed as Exhibits.
              ------    --------------------------------

                        1.   Revolving Credit Loan Agreement dated as of

              July 9, 1991 between Alleghany and Chemical Bank, filed as

              Exhibit 10.1 to Alleghany's Quarterly Report on Form 10-Q for

              the quarter ended June 30, 1991, is incorporated herein by reference.

                                   SIGNATURE
                                   ---------

                             After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this statement is true, complete and correct.



              Dated:  September 22, 1994




                                            ALLEGHANY CORPORATION



                                            By:/s/ John J. Burns, Jr.
                                               ---------------------------
                                               John J. Burns, Jr.
                                               President and chief
                                                 executive officer

                                   APPENDIX I


                   The directors and executive officers of Alleghany and
              certain persons who may be deemed to be controlling persons of Alleghany, together with the business or residence address, present principal occupation or employment, and the name and (if other than Alleghany or a subsidiary of Alleghany) principal business of any corporation or other organization in which such occupation or employment is conducted, for each such person, appear below.

                                                Principal Occupation
              Name and Address                      or Employment
              ----------------                  --------------------

              F.M. Kirby (1) (2)                Chairman of the Board and
              17 De Hart Street                   Member of the Executive
              Post Office Box 151                 Committee, Alleghany
              Morristown, New Jersey
                         07963-0151

              John J. Burns, Jr. (1)            President, chief executive
              Alleghany Corporation               officer, chief operating
              Park Avenue Plaza                   officer and Member of the
              New York, New York  10055           Executive Committee,
                                                  Alleghany

              Dan R. Carmichael (1)             President and Chief Executive
              Anthem Casualty Insurance           Officer and director,
                Group, Inc.                       Anthem Casualty Insurance
              120 Monument Circle                 Group, Inc. (insurance)
              Indianapolis, Indiana 46204

              John E. Conway                    Vice President, Secretary
              Alleghany Corporation               and Treasurer, Alleghany
              Park Avenue Plaza
              New York, New York  10055

              Grace Kirby Culbertson (2)        Housewife
              Blue Mill Road
              Morristown, New Jersey  07960

              David B. Cuming                   Senior Vice President and
              Alleghany Corporation               chief financial officer,
              Park Avenue Plaza                   Alleghany
              New York, New York  10055

              Robert M. Hart                    Senior Vice President and
              Alleghany Corporation               General Counsel, Alleghany
              Park Avenue Plaza
              New York, New York 10055

              Allan P. Kirby, Jr. (1) (2)       President, Liberty Square,
              14 East Main Street                 Inc. (investments);
              P.O. Box 90                         Chairman of the Executive
              Mendham, New Jersey                 Committee, Alleghany
                      07945-0090

              Ann Kirby Kirby (2)               Housewife
              c/o Carter, Ledyard & Milburn
              2 Wall Street
              New York, New York 10005

              William K. Lavin (1)              Vice Chairman and Chief
              Woolworth Corporation               Executive Officer,
              233 Broadway                        Woolworth Corporation
              New York, New York 10279            (retailing)

              Peter R. Sismondo                 Vice President, Controller,
              Alleghany Corporation               and Assistant Secretary,
              Park Avenue Plaza                   Alleghany
              New York, New York 10055

              Theodore E. Somerville            Vice President, Alleghany
              Alleghany Corporation
              Park Avenue Plaza
              New York, New York 10055

              John E. Tobin (1)                 Retired (formerly partner,
              100 Ackerman Avenue                 law firm of Dorsey &
              Ho-Ho-Kus, New Jersey 07423         Whitney); Member of the
                                                  Executive Committee,
                                                  Alleghany

              Richard P. Toft                   Senior Vice President,
              Chicago Title and Trust             Alleghany; Chairman,
                Company                           President, and Chief
              171 North Clark Street              Executive Officer, Chicago
              Chicago, Illinois 60601             Title and Trust Company;
                                                  Chairman, Chicago Title
                                                  Insurance Company

              James F. Will (1)                 President and Chief Executive
              Armco Inc.                          Officer, Armco Inc. (steel
              650 Washington Road                 manufacturing and metals
              Pittsburgh, Pennsylvania 15228      processing)

              Paul F. Woodberry (1)             Financial Consultant,
              World Minerals Inc.                 Alleghany
              511 North H Street
              Suite H
              Lompoc, California 93436

              S. Arnold Zimmerman (1)           Retired (formerly Senior Vice
              Featherbed Lane                     President, General Counsel
              New Vernon, New Jersey  07976       and Secretary, Avon
                                                  Products, Inc.)

                                   FOOTNOTES
                                   ---------


              (1)  Director of Alleghany.

              (2) On September 14, 1994, Allan P. Kirby, Jr. held an irrevocable power of attorney as to 73,946 shares of the common stock of Alleghany ("Alleghany Common Stock") owned by his children, and 305,655 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and beneficiary. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock held by his children. Mr. Kirby held 210,695 shares of Alleghany Common Stock directly and stock options, granted pursuant to Alleghany's Directors' Stock Option Plan, to purchase 6,566 shares of Alleghany Common Stock.

                   On September 14, 1994, 110,344 shares of Alleghany Common Stock were held by F.M. Kirby as sole trustee of trusts for the benefit of his children; 407,302 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and primary beneficiary; and 189,540 shares of Alleghany Common Stock were held by trusts for the benefit of his children and his children's descendents as to which Mr. Kirby was granted a proxy and, therefore, had shared voting power. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock held for the benefit of his children and for the benefit of his children and his children's descendants. Mr. Kirby held 163,860 shares of Alleghany Common Stock directly.

                   On September 14, 1994, 39,474 shares of Alleghany Common Stock were held by Grace Kirby Culbertson as co-trustee of trusts for the benefit of her children, and 210,220 shares of Alleghany Common Stock were held by trusts for the benefit of Mrs. Culbertson and her descendants, of which Mrs. Culbertson is co-trustee. Mrs. Culbertson held 130,920 shares of Alleghany Common Stock directly.

                   Ann Kirby Kirby has disclaimed being a controlling person or member of a controlling group with respect to Alleghany, and has declined to supply information with respect to her ownership of Alleghany Common Stock. However, Mrs. Kirby filed a statement on Schedule 13D dated April 5, 1982 with the Securities and Exchange Commission reporting beneficial ownership, both direct and indirect through various trusts, of 710,667 shares of the common stock of Alleghany Corporation, a Maryland corporation and the predecessor of Alleghany ("Old Alleghany"). Upon the liquidation of Old Alleghany in December 1986, stockholders received $43.05 in cash and one share of Alleghany Common Stock for each share of Old Alleghany common stock. The stock ownership information provided herein as to Ann Kirby Kirby is based solely on her statement on Schedule 13D, and may have changed since the date thereof.

                                  APPENDIX II


                   The following table sets forth the trade dates for each
              purchase of shares of the Common Stock of Santa Fe Pacific by Alleghany within the past sixty days, the number of such shares purchased in each such transaction and the price per share in each such transaction. Except as otherwise noted, all of such shares were purchased in ordinary brokerage transactions effected on the New York Stock Exchange.

                                   Number of
                                    Shares                 Price
              Trade Date           Purchased             Per Share
              ----------           ---------          --------------
                7/25/94             100,700               20.0040
                7/26/94              75,000               20.1250
                7/26/94              79,000               20.0000
                7/26/94               4,400               19.8750
                7/27/94              34,900               20.0000
                7/27/94              25,000               19.8750
                7/28/94             190,500               20.6250
                7/28/94              19,400               20.5000
                7/29/94              20,100               20.7500
                7/29/94              10,000               20.6250
                 8/1/94              25,000               20.6250
                 8/1/94              50,000               20.5000
                 8/2/94              25,000               20.5000
                 8/2/94              25,000               20.3750
                 8/2/94              27,500               20.2500
                 8/3/94              25,000               20.6250
                 8/3/94              32,300               20.5000
                 8/3/94              12,500               20.2500
                 8/4/94              20,000               20.6250
                 8/4/94             307,100               20.5000
                 8/4/94              87,100               20.3750
                 8/4/94              10,600               20.2500
                 8/5/94              20,000               20.2500
                 8/5/94              69,400               20.1250
                 8/5/94              25,000               20.0000
                 8/5/94               3,000               19.8750
                 8/8/94              12,000               19.8750
                 8/8/94               4,880               19.7460(1)
                 8/8/94              20,820               19.7460
                 8/9/94              66,800               19.8750(2)
                8/10/94              50,000               20.0000

                8/10/94              20,000               19.8750(2)
                8/11/94              22,500               20.0000
                8/11/94              50,000               19.8750
                8/12/94              22,500               19.8750(2)
                8/12/94              22,500               19.8750(2)
                8/12/94             155,000               19.8750
                8/15/94             100,000               20.0000
                8/15/94              47,100               19.8750
                8/16/94             252,900               20.0000
                8/16/94              50,200               19.8750
                8/17/94              49,800               20.0000
                8/17/94             100,000               19.8750
                8/17/94               1,100               19.7500
                8/18/94              98,900               19.8750
                8/18/94                 500               19.7500
                8/19/94              70,000               19.8750
                8/19/94              29,500               19.7500
                8/22/94              75,000               19.6250
                8/22/94             100,000               19.5000
                8/22/94             225,000               19.2500
                8/23/94              25,000               19.3750(3)
                8/23/94              25,000               19.3750
                8/23/94              49,000               19.2500
                8/23/94               1,000               19.1250
                8/24/94             100,000               19.5000
                8/24/94              15,000               19.3750(2)
                8/24/94             100,800               19.3750
                8/25/94              65,800               19.7500
                8/25/94             559,200               19.6250
                8/25/94             785,700               19.5000
                8/26/94             215,000               19.7500
                8/26/94              91,200               19.6250
                8/27/94             170,300               20.5000
                8/27/94             250,000               20.2500
                8/30/94             400,000               20.8750
                8/31/94              25,000               21.0000
                 9/1/94             100,000               22.0000
                 9/1/94              48,900               21.6250
                 9/1/94              50,000               21.5000
                 9/1/94               9,000               21.8750
                 9/2/94              50,000               22.2500
                 9/2/94              71,500               22.1250
                 9/2/94              25,000               22.0000
                 9/2/94              25,000               21.8750
                 9/2/94              22,900               21.7500
                 9/6/94              55,000               22.1250
                 9/6/94             100,000               22.0000
                 9/7/94             150,000               22.5000

                 9/7/94              30,000               22.3750
                 9/7/94              10,000               22.2500
                 9/7/94              10,000               22.1250
                 9/8/94             110,000               22.1250
                 9/8/94              80,000               22.0000
                 9/9/94             100,000               22.2290
                9/12/94              53,000               22.5000
                9/12/94             215,700               22.3750
                9/12/94               7,000               22.2500(2)
                9/12/94             627,300               22.2500

    ----------------

        (1)   Trade effected on the Philadelphia Stock Exchange.
        (2)   Trade effected on the Chicago Stock Exchange.
        (3)   Trade effected on the Cincinnati Stock Exchange.

                                INDEX TO EXHIBITS



              Exhibit Number          Description
              --------------          -----------

                    1 Revolving Credit Loan Agreement dated as of July 9, 1991 between Alleghany and Chemical Bank, filed as Exhibit
                                      10.1 to Alleghany's Quarterly Report
                                      on Form 10-Q for the quarter ended
                                      June 30, 1991, is incorporated herein
                                      by reference.